KW 3/6

15025865

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard New York Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 28th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albertus Maartens 212-407-5022 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rayfield & Licata, PC
(Name – *if individual, state last, first, middle name*)

354 Eisenhower Parkway (Address) Livingston (City) NJ (State) 07039 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
REGISTRATIONS BRANCH
13

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Albertus Maartens, affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Standard New York Securities, Inc., as of December 31, 2014, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] Date: Feb 26, 2015

President
Title

[signature]
Notary Public

ROBERTA G. ROSENBLATT
Notary Public, State of New York
No. 01RO6128557
Qualified in New York County
Commission Expires June 13, 2017

This report ** contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, Including Appropriate Explanations of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

8-46816

Standard New York Securities, Inc.

A wholly owned subsidiary of Standard NY Holdings Inc.

Audited Statement of Financial Condition

December 31, 2014

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a Public Document

Rayfield & Licata
Certified Public Accountants

JOSEPH A. LICATA Sr.
ROBERT R. ROSS*
JOSEPH A. LICATA
CHRISTOPHER D. LICATA
EDWARD J. LINDER*

* CPA - NJ, NY

Board of Directors and Stockholder
Standard New York Securities, Inc.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Standard New York Securities, Inc. as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Standard New York Securities, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amount and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Standard New York Securities, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Rayfield & Licata

February 26, 2015
Livingston, New Jersey

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

Website www.rayfield-licata.com

STANDARD NEW YORK SECURITIES, INC.

(a wholly owned subsidiary of Standard NY Holdings Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS				
ASSETS				
Cash	$	12,405,288		
Due from affiliates		2,454,086		
Deferred income taxes		1,015,527		
Other assets		42,186		
Total assets			$	15,917,087

LIABILITIES AND STOCKHOLDER'S EQUITY				
LIABILITIES				
Due to affiliate	$	431,433		
Accrued compensation and benefits		2,045,261		
Accrued expenses and other liabilities		276,835		
Total liabilities			$	2,753,529
STOCKHOLDER'S EQUITY				
Common stock ($1 par value)				
5,000 shares authorized				
3,000 shares outstanding		3,000		
Paid in capital		6,148,184		
Retained earnings		7,012,374		
Total stockholder's equity				13,163,558
Total liabilities and stockholder's equity			$	15,917,087

See Notes to financial statement

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard NY Holdings Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2014

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

Standard New York Securities, Inc. was established to introduce emerging markets securities trading business on an agency basis to Standard Bank Group affiliates and to expand the client base of these affiliates in North and South America. This Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority and the National Futures Association.

For the year ended December 31, 2014, all of the Company's activities consisted of serving in an agency capacity related to certain securities transactions of an affiliate.

The Company is a wholly owned subsidiary of Standard NY Holdings Inc. and an affiliate of Standard Americas, Inc. through common ownership, management and administrative staff. Standard NY Holdings Inc. is a wholly owned subsidiary of Standard Bank Plc, a wholly owned subsidiary of Standard Bank London Holdings Limited. Standard Bank London Holdings Limited is a wholly owned subsidiary of Standard Bank Group Limited.

B. Securities Transactions

For the year ended December 31, 2014, the Company conducted no proprietary security transactions or transactions for customers. All of the Company's securities activities consisted entirely of acting as an agent for and introducing emerging markets trading business to an affiliate.

C. Share-Based Compensation Plans

The Company accounts for share-based compensation plans of affiliates covering certain of its employees using the fair value based method. The fair value for equity-settled plans is determined on the grant date and related compensation cost is recognized over the relevant vesting period with a corresponding credit to equity. At each reporting date, the estimate of the number of equity-settled options expected to vest is reassessed and adjusted against income and equity over the remaining vesting period. Cash-settled plans are accounted for as liabilities at fair value until settled. The liability is recognized over the vesting period and is revalued at each reporting date and on settlement. Any change in the liability is recognized in the statement of income. For shadow share options, the portion of the liability funded by an affiliated entity was credited to equity.

D. Income Taxes

The Company is included in the consolidated Federal, state, and local income tax returns filed by its Parent with another affiliate. Under this group's tax sharing policy, income taxes are allocated to the Company on a separate return basis. Any income taxes due for the consolidated group are remitted by the Affiliate to the taxing authorities on behalf of the consolidated entities. The Company reimburses the Affiliate for its allocated portion of the income taxes.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

The Company calculates its current and deferred income tax provision based upon estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

The amount of income taxes a Company pays is subject to ongoing audits by federal and state taxing authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at that time, pursuant to accounting principles. At December 31, 2014, the Company did not record any liabilities for uncertain tax positions.

E. Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company has an agreement with Standard Bank Plc which, among other terms and conditions, provides that a portion of revenues generated from certain of this affiliate's securities transactions are allocated to the Company.

Standard International Holdings S.A. (SIH), an affiliated entity, had a cash-settled shadow share options based compensation plan which it closed in November 2012. The statement of financial condition includes an accrued compensation liability of approximately $101,000 related to final settlement of Plan balances. Paid in capital includes approximately $120,000 relating to SIH's capital contribution to fund the plan.

A limited number of employees were granted share options under an equity-settled share-based compensation plan of the Standard Bank Group called the Group Share Incentive Plan. This plan provides rights to employees to acquire ordinary shares of the Standard Bank Group (SBG) at the value of the SBG share price at the date the option is granted. These share options expire ten years after their grant date and become fully vested after a five year term. Paid in capital includes approximately $31,000 related to this plan.

The Standard Bank Group also has a cash-settled share-based compensation plan called the Standard Bank Group Quanto Stock Unit Plan. As a member entity of the Group, this plan covers certain employees of the Company. The plan awards employees stock units denominated in U.S. dollars, the value of which is based upon the Standard Bank Group shares listed on the Johannesburg Stock Exchange. The awards vest one-third per year with all awards becoming fully vested at the end of a three year period. The exercise and settlement of these awards generally occurs automatically during three scheduled dates beginning eighteen months after the award date and ending on the fourth anniversary of the award date. For awards granted prior to 2012, the plan also includes a discretionary option for an additional amount (kicker payment) to be paid subject to the terms specified in the agreement. The statement of financial condition includes an accrued compensation liability of approximately $1,669,000 related to this plan. The Company paid approximately $1,527,000 to settle Quanto stock units during 2014.

The following table summarizes activity under these share-based compensation plans

	SBG Share Options	Quanto Stock Units
Outstanding at January 1, 2014	10,000	16,376
Awarded/Issued		6,909
Leavers/Lapses and Transfers		(3,437)
Exercised	(10,000)	(5,969)
Outstanding at December 31, 2014	-	13,879

The following table summarizes details related to unexercised Quanto Stock Units

Award Date	Expiration Date		Grant Price on Award Date	Units Outstanding at December 31, 2014
February 2011	February 2015	$	98.80	3,985
March 2012	March 2016	$	108.90	2,148
March 2013	September 2016	$	115.51	2,850
March 2014	September 2017	$	126.87	4,896
				13,879

As of December 31, 2014, approximately $427,000 of compensation cost related to the unvested Quanto Stock units has not been recognized. Such costs will be recorded over the remaining vesting period as follows

Year ending December 31, 2015	$	312,000
Year ending December 31, 2016		103,000
Year ending December 31, 2017		12,000
	$	427,000

Due from affiliates of $2,454,086 as of December 31, 2014 consists of $1,463,212 due from Standard Bank Plc and $990,874 due from Standard Americas, Inc.

In the normal course of business, the Company and Standard Americas, Inc., an affiliated entity, pay certain expenses on behalf of each other. The Company and the affiliate reimburse each other for these payments. In addition, the Company has an expense sharing agreement with this affiliate which establishes the basis by which Standard Americas, Inc. charges the Company for use of its facilities and other goods and services. At December 31, 2014, the due from affiliate balance with Standard Americas, Inc. is net of approximately $135,000 related to the Company's portion of income taxes.

Due to affiliate of $431,433 as of December 31, 2014 consists of accrued compensation liabilities assumed by Standard New York, Inc., an affiliated entity, related to the transfer of certain employees to this affiliate.

NOTE 3: EMPLOYEE SAVINGS PLAN

The Company's parent sponsors an employee savings plan for the Company under section 401(k) of the Internal Revenue Code. The plan covers all employees. The Company made contributions of approximately $278,000 to the plan in 2014.

NOTE 4: INCOME TAXES

The tax effects of temporary differences that gave rise to the deferred income tax asset are as follows

Compensation, including $56,670 for share options	$	965,371
State and local net operating loss carryover		106,826
Less valuation allowance for share options		(56,670)
Total deferred income tax asset	$	1,015,527

The Company is included in consolidated tax returns filed by its Parent in the U.S. Federal jurisdiction and state and local jurisdictions. These consolidated tax returns are subject to tax examinations from the U.S. Federal, state and local taxing authorities for the years 2011 through 2014.

The Company has net operating loss carryforwards available to offset future state and local taxable income of approximately $600,000 which expire in the year ending December 31, 2033.

NOTE 5: CREDIT RISK

The Company maintains its cash balances in a checking account with a financial institution in excess of the FDIC insured limits. The Company does not anticipate nonperformance by the financial institution.

NOTE 6: REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. In addition, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $9,651,759 which was $9,401,759 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .29 to 1 at December 31, 2014.

NOTE 7: SUBSEQUENT EVENTS

The Company has performed a review of subsequent events through February 26, 2015 the date the statement of financial condition was available to be issued. Based on the Company's review, the following matter was noted:

On February 1, 2015, a Sale and Purchase Agreement between Standard Bank London Holdings Limited and Industrial and Commercial Bank of China (ICBC) was finalized. As a result of this agreement, ICBC acquired a sixty percent ownership interest in Standard Bank Plc. The completion of this matter is not expected to result in any significant changes to the Company's operations. However, in connection therewith, the name of the Company is expected to change from Standard New York Securities, Inc. to ICBC Standard Securities Inc. by the end of the first quarter of 2015 pending regulatory approval.